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                             September 28, 2020

       Charlotte MacVane
       General Counsel
       ATI Intermediate Holdings, LLC
       3901 Midway Place NE
       Albuquerque, New Mexico 87109

                                                        Re: ATI Intermediate
Holdings, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2020
                                                            File No. 333-248969

       Dear Ms. MacVane:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary Consolidated Financial and Other Data, page 13

   1. We note that you now plan to offer shares of your common stock in this offering and that you intend to use part
of the net proceeds to repay outstanding principal amounts under your new first lien
term loan used to fund the special distribution. Please tell us how you intend to reflect the
number of shares whose proceeds will be used to repay the special distribution debt in
your pro forma earnings per share information here and throughout the filing. Provide a
detailed footnote to the tables that shows how you will treat and compute the number of
shares. Refer to SAB Topic 1.B.3. This comment also applies to the Selected
Consolidated Financial and Other Data presentation on page 52.
 Charlotte MacVane
FirstName  LastNameCharlotte MacVane
ATI Intermediate Holdings, LLC
Comapany 28,
September  NameATI
               2020 Intermediate Holdings, LLC
September
Page 2     28, 2020 Page 2
FirstName LastName
Certain Relationships and Related Party Transactions, page 100

2. Please disclose the information required by Item 404 of Regulation S-K with respect to the "special distribution" added to your disclosure.
Signatures, page II-5

3. We note your changes on this page. Please revise to include the signatures of the registrant, the principal executive officer, principal financial officer, principal accounting officer or controller and at least a majority of your board of directors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing
cc:      Michael Kim